FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

November 19 , 2004
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)
75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X . . . . Form 40-F . . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . . .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . . No . . . .X. . . . .

November 19, 2004

On November 16, OAO Tatneft issued the following press release:

PRESS RELEASE

        On November 16, OAO Tatneft published information on the resolutions adopted by its Extraordinary General Shareholders’ Meeting.

        On November 6, 2004, OAO Tatneft held an extraordinary general shareholders’ meeting in the form of an absentee vote.

        Quorum of the general meeting: The number of votes held by persons included in the list of persons entitled to vote at the extraordinary general shareholders’ meeting on the item of the agenda: 2,178,690,700.

        The number of votes held by persons who took part in the voting at the extraordinary general shareholders’ meeting on the item on the agenda: 1,872,572,303.

        The meeting had a quorum.

        Issues put to a vote and voting results:

        Item No. 1 on the agenda: “Payment of dividends based on the results of nine months of 2004. Approval of the amount of dividends, the form and date of payment.”

“FOR”:	1,867,320,176

“AGAINST":	59,110

“ABSTAINED”:	60,300

        Resolutions adopted by the general meeting:

        To pay the dividends based on the results of nine months of 2004:

a)	on OAO Tatneft preferred shares in the amount of 100% of the nominal value of each share; and

b)	on OAO Tatneft ordinary shares in the amount of 67% of the nominal value of each share.

        The dividends will be paid during the period from November 15, 2004 to March 1, 2005. The dividends shall be paid in cash.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT By: /s/ Victor I. Gorodny Name: Victor I. Gorodny Title: Deputy General Director, Head of the Property Department

Date: November 19, 2004